FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., VIA VAREJO S.A., COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, QE PARTICIPAÇÕES LTDA. and CAMBERRA PARTICIPAÇÕES LTDA.
PROTOCOL AND JUSTIFICATION OF TOTAL SPIN-OFF OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

PROTOCOL AND JUSTIFICATION OF TOTAL SPIN-OFF OF NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

By this private instrument:

(1)          NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., a closed corporation (sociedade por ações fechada) headquartered in the city of São Paulo, State of São Paulo, at Rua Gomes de Carvalho, nº 1.609, 3º ao 7º andares, zip code 04547-006, enrolled with the Brazilian Corporate Taxpayers’ Registry of the Ministry of Finance (“CNPJ/MF”) under No. 09.358.108/0001-25, and with the Board of Trade of the State of São Paulo (“JUCESP”) under NIRE 35.300.386.540, hereby represented pursuant to its By-laws (“Nova Pontocom”);

(2)          VIA VAREJO S.A., a publicly-held corporation (sociedade por ações aberta) headquartered in the city of São Caetano do Sul, State of São Paulo, at Rua João Pessoa, nº 83, Centro, zip code 09520-010, enrolled with CNPJ/MF under No. 33.041.260/0652-90 and with JUCESP under NIRE 35.300.394.925, hereby represented pursuant to its By-laws (“Via Varejo”);

(3)          COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a publicly-held corporation (sociedade por ações aberta) headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Luis Antônio, nº 3.142, zip code 01402-901, enrolled with CNPJ/MF under No. 47.508.411/0001-56 and with JUCESP under NIRE 35.300.089.901, hereby represented pursuant to its By-laws (“CBD”);

(4)          QE PARTICIPAÇÕES LTDA., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, at Rua das Açucenas, nº 206, Cidade Jardim, CEP 05673-040 (parte), hereby represented pursuant to its Articles of Association (“QE Participações”); and

(5)          CAMBERRA PARTICIPAÇÕES LTDA., a limited liability company under incorporation, headquartered in the city of São Paulo, State of São Paulo, hereby represented pursuant to its Articles of Association (“Camberra Participações” and jointly referred to with Nova Pontocom, Via Varejo, CBD and QE Participações as “Parties” and, individually, as “Party”).

THE PARTIES DECIDE, in compliance with the provisions set forth in Articles 224, 225, 227 and 229 of Law No. 6,404, dated December 15, 1976, as amended (“Brazilian Corporate Law”), to enter into this   Protocol and Justification of Total Spin-off (“Protocol”), which shall regulate the terms and conditions applicable to the total spin-off of Nova Pontocom followed by absorption of the respective spin-off assets, as indicated below, by Via Varejo, CBD, QE Participações and Camberra Participações (“Receiving Companies” and “Spin-off”, respectively), subject to the approvals referred to in Clause 4.2 below.

1             Purpose

The purpose of the Protocol is to establish the basis of the non-proportional Spin-off, upon subsequent transfer to each Receiving Companies of a portion of assets of Nova Pontocom proportionally to their interests in the net equity of Nova Pontocom, as provided for in Article 229, paragraph 3 and Article 229, paragraph 5, part two, of the Brazilian Corporate Law and pursuant to the spin-off provided for in the Shareholders’ Agreement of Nova Pontocom, entered into on 23 July, 2014 among all shareholders of Nova Pontocom, provided that the spin-off assets allocated to the merger will be transferred to the Receiving Companies, which will be resolved on by the board of directors and the shareholders of Nova Pontocom, the shareholders of Via Varejo and CBD and the shareholders of QE Participações and Camberra Participações.

2             Justification and interest of the Parties to perform the Spin-off

Management of Nova Pontocom and of the Receiving Companies understand that, if approved, the Spin-off will result in the transfer to, and the consequent absorption by, the Receiving Companies, of all assets and liabilities of Nova Pontocom, which will result in capital and financial nature benefits to the Parties and will optimize the corporate structure of the group to which they belong by enabling each of the Parties to have greater autonomy and flexibility to manage their investments.

3             Appraisal of Spin-off Assets

3.1         Spin-off Assets. As a result of the Spin-off, the total net equity of Nova Pontocom, comprised by the assets and liabilities described in the Report (as defined below), will be transferred to and received by the Receiving Companies, provided that:

(i)            the assets and liabilities of Via Varejo, equivalent to 43.900% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“Via Varejo Spin-off Assets”);

(ii)           the assets and liabilities da CBD, equivalent to 53.203% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“CBD Spin-off Assets”);

(iii)          the assets and liabilities da QE Participações, equivalent to 2.723% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“QE Participações Spin-off Assets); and

(iv)         the assets and liabilities da Camberra Participações, equivalent to 0.174% of total amount of Spin-off Assets, are listed in Exhibit 4 attached to the Report (“Camberra Participações Spin-off Assets” and, jointly with QE Participações Spin-off Assets, Via Varejo Spin-off Assets and CBD Spin-off Assets, the “Spin-off Assets”).

3.2         Appraisal. The Parties agree that, pursuant to the appraisal report provided for in Exhibit 3.2 attached hereto (“Report”), the book value of each of the Spin-off Assets was appraised by MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Accounting Council of the State of São Paulo under No. 2SP000233/O-3, and with CNPJ/MF under No. 62.657.242/0001-00, headquartered in the city of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, nº 1.893, 6º andar, Jardim Paulistano (“Appraisal Firm”), as of the date of reference on September 30, 2015, based on the balance sheet prepared by the management of Nova Pontocom as of the same date and for this specific purpose. Pursuant to the Report, the total book value of Spin-off Assets, to be absorbed by the Receiving Companies, is equivalent to R$ 10,000.00 (tem thousand reais), of which (i) R$ 4,389.97 (four thousand, three hundred and eighty nine and ninety seven cents) is equivalent to Via Varejo Spin-off Assets; (ii) R$ 5,320.34 (five thousand, three hundred and twenty reais and thirty four cents) is equivalent to CBD Spin-off Assets; (iii) R$ 272.27 (two hundred and seventy two reais and twenty seven cents) is equivalent to QE Participações Spin-off Assets; and (iv) R$ 17.42 (seventeen reais and forty two cents) is equivalent to Camberra Participações Spin-off Assets.

3.3         Spin-off Assets.

(i)            Via Varejo Spin-off Assets will be received by Via Varejo in replacement of 26,643,996 (twenty six million, six hundred and forty three Thousand, nine hundred and ninety six) shares issued by Nova Pontocom which are held by Via Varejo;

(ii)           CBD Spin-off Assets will be absorbed by CBD in replacement of 32,290,656 (thirty two million, two hundred and ninety thousand, six hundred and fifty six) shares issued by Nova Pontocom which are by CBD;

(iii)          QE Participações Spin-off Assets will be absorbed by QE Participações in replacement of 1,652,465 (one million, six hundred and fifty two Thousand, four hundred and sixty five) shares issued by Nova Pontocom which are held by QE Participações; and

(iv)          Camberra Participações Spin-off Assets will be absorbed by Camberra Participações in replacement of 105,721 (one hundred and five thousand, seven hundred and twenty one) shares issued by Nova Pontocom which are held by Camberra Participações.

3.4         Equity variations. If the proposed Spin-off is approved, the Receiving Companies shall receive and directly record in their respective financial statement potential equity variations resulting from the Spin-off Assets between base date 30 September 2015 and the date of receipt of Spin-off Assets by the Receiving Companies, if any, proportionally to their interests held in the corporate capital of Nova Pontocom.

3.5         Conflict. The Appraisal Firm represented not to be directly or indirectly interested in the Parties, or also, in the Spin-off itself, in a way that could prevent or affect the preparation of the Report requested to it, for purposes of the Spin-off.

4             General Spin-off Aspects

1.1           If the proposed Spin-off is approved, the Spin-off will be implemented pursuant to the following conditions:

4.1         Corporate Capital.

4.1.1        Current composition.

(i)            The corporate capital of Nova Pontocom, fully subscribed and paid up, amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty one thousand, two hundred and ninety four and seventy one cents), divided into 60,692,838 (sixty million, six hundred and ninety two Thousand, eight hundred and thirty eight) common, registered shares with no par value, distributed among shareholders as follows:

Shareholder	Common Shares	Interest %
CBD	32,290,656	53.203
Via Varejo	26,643,996	43.900
QE Participações	1,652,465	2.723
Camberra Participações	105,721	0.174
Total	60,692,838	100.00

(ii)           The corporate capital of Via Varejo, fully subscribed and paid up, amounts to R$ 2,895,453,338.98 (two billion, eight hundred and ninety five million, four hundred and fifty three thousand, three hundred and thirty eight reais and ninety eight cents), divided into 1,290,885,925 (one billion, two hundred and ninety million, eight hundred and eight five thousand, nine hundred and twenty five) book-entry shares with no par value, (a) 655,869,693 (six hundred and fifty five million, eight hundred and sixty nine thousand, six hundred and ninety three) of which refer to common shares; and (b) 635,016,232 (six hundred and thirty five, sixteen thousand, two hundred and thirty two) of which refer to preferred shares;

(iii)          The corporate capital of CBD, fully subscribed and paid up, amounts to R$ 6,806,089,454.81 (six billion, eight hundred and six million, eighty nine thousand, four hundred and fifty four reais and eighty one cents), divided into 265,699,779 (two hundred and sixty five million, six hundred and ninety nine thousand, seven hundred and seventy nine) book-entry shares with no par value, (a) 99,679,851 (ninety nine million, six hundred and seventy nine, eight hundred and fifty one) of which refer to common shares; and (b) 166.019.928 (one hundred and sixty six million, nineteen thousand, nine hundred and twenty eight) of which refer to preferred shares;

(iv)         The corporate capital of QE Participações, fully subscribed and paid up, amounts to R$ 29,643,342.00 (twenty-nine million, six hundred forty-three thousand, three hundred forty-two reais), divided into 29,643,342 (twenty-nine million, six hundred forty-three thousand, three hundred forty-two) quotas, with par value of R$ 1.00 (one real) each, distributed among its partners as follows:

Partner	Quotas	Interest %
German Pasquale Quiroga Vilardo	14,821,671	50.00
Eduardo Khair Chalita	14,821,671	50.00
Total	29,643,342	100.00

(v)          The corporate capital of Camberra Participações, fully subscribed and paid up, amounts to R$ 1,007,655.00 (one million, seven thousand, six hundred fifty-five reais), divided into 1,007,655 (one million, seven thousand  and six hundred and fifty five) quotas, with par value of R$ 1.00 (one real) each, distributed among its partners as follows:

Partner	Quotas	Interest %
Cintia Mendonça	18,586	1.84%
Demetrius Ferreira da Silva	10,617	1.05%
Deni Yuko Higa	86,306	8.56%
Gabriel Chagas Cordeiro	9,293	0.92%
Hilda Luzia Kozlowski	53,108	5.27%
José Ricardo Ficher Tancredi	37,172	3.69%
Julia Barreto Rueff	18,586	1.84%
Lilian Tiemi Takada	37,172	3.69%
Lucas Correia dos Santos	34,512	3.43%
Luciano de Freitas Manolio	37,172	3.69%
Marcel Baldi Jacob	26,544	2.63%
Marcelo Luiz Pagotto Recco	37,172	3.69%
Marcelo Machado Estevão	17,261	1.71%
Marcia Teixeira	18,586	1.84%
Marcio Vianna de Melo	37,172	3.69%
Marco Antonio Andre Provetti	55,758	5.53%
Regis Borghi	185,870	18.45%
Valeria de Almeida Valentim	37,172	3.69%
Vicente Rodrigues de Rezende Filho	185,870	18.45%
Werner Germano Dopheide	63,726	6.32%
Total	1,007,655	100%

4.1.2        Spin-off Effects to the Parties. If approved, the Spin-off:

(i)            will result in the extinction of Nova Pontocom;

(ii)           will not result in the change of the corporate capital of Via Varejo, considering that, as a result of the Spin-off, the investment made by Via Varejo in Nova Pontocom will be cancelled and replaced with the assets and liabilities included in Via Varejo Spin-off Assets;

(iii)          will not result in the change of the corporate capital of CBD, considering that, as a result of the Spin-off, the investment made by CBD in Nova Pontocom will be cancelled and replaced with the assets and liabilities included in CBD Spin-off Assets;

(iv)         will not result in the change of the corporate capital of QE Participações, considering that, as a result of the Spin-off, the investment made by QE Participações in Nova Pontocom will be cancelled and replaced with assets and liabilities included in QE Participações Spin-off Assets;

(v)          will not result in the change of the corporate capital of Camberra Participações, considering that, as a result of the Spin-off, the investment made by Camberra Participações in Nova Pontocom will be cancelled and replaced with assets and liabilities included in Camberra Participações Spin-off Assets;

(vi)         will be carried out based on the total net equity of Nova Pontocom, upon transfer to the Receiving Companies of assets and liabilities proportionally to their interests held in Nova Pontocom;

(vii)        balances of assets and liabilities related to existing agreements between Nova Pontocom and Via Varejo and between Nova Pontocom and CBD, which are described in Exhibit 4.1.2(vii) attached hereto, will be liquidated by means of equity merger; and

(viii)       all suits, claims, action and judicial or administrative proceedings of any nature, including, but not limited to, of labor, social security, civil, tax, environmental and commercial nature, related to acts performed or triggering events occurred until the date of Spin-off consummation will be attributed to CBD, which shall, upon succession, plaintiff/defendant in such suits, claims, action and proceedings.

4.2         Conditions to implement Spin-off. Spin-off implementation, upon transfer of Spin-off Assets to the Receiving Companies, appointment of Appraisal Firm, Report approval and other terms and conditions set forth herein, were approved (i) by the board of directors of Via Varejo and by the board of directors of CBD, on 18 November 2015; (ii) by the board of directors of Nova Pontocom, on 18 November 2015, and are subject to the approval or ratification, as the case may be, (a) of the shareholders of Nova Pontocom, the shareholders of Via Varejo and the shareholders of CBD; and (b) of the partners of QE Participações and Camberra Participações.

4.3         Succession of rights and obligations. In accordance with the provisions of item 4.1.2(viii), the Receiving Companies shall succeed Nova Pontocom in all of its rights and obligations not expressly described herein, proportionally to their respective Spin-off Assets, pursuant to Article 229, paragraph 1, part two, and shall be held jointly liable for Nova Pontocom’s obligations, pursuant to Article 233, caput, of the Brazilian Corporate Law.

4.4         Reimbursement amount. The right of withdrawal is not applied to the shareholders of Nova Pontocom since Spin-off approval depends on consent from all shareholders of Nova Pontocom, that is, all Receiving Companies, pursuant to Article 229, paragraph 5, part two, of the Brazilian Corporate Law

4.5         Interests in the corporate capital of the Parties. As of the date hereof, CBD holds 410,352,691 (four hundred and tem million, three hundred and fifty two Thousand, six hundred and ninety one) common shares and 149,168,394 (one hundred and forty nine million, one hundred and sixty eight thousand, three hundred and ninety four) preferred shares issued by Via Varejo, which will not be changed as a result of the Spin-off. As described in item 4.1.2 above, the shares held by CBD, Via Varejo, QE Participações and Camberra Participações in the corporate capital of Nova Pontocom will be cancelled as a result of the Spin-off.

5             GENERAL PROVISIONS

5.1         Severability. Possible order rendered by any court to cancel or deem any of the covenants set forth herein unenforceable shall not affect the validity or effectiveness of the other covenants set forth herein, which shall be fully complied with, provided that the Parties shall use their best efforts in order to be validly adjusted to obtain the same effects of such cancelled or unenforceable covenant.

5.2         Entire agreement, exhibits and amendments. This Protocol and its exhibits constitute the entire understanding and covenants between the managers of the Parties, as applicable, with respect to the matters regulated herein. This Protocol and its exhibits may only be changed or amended through a written instrument signed by all managers of the Parties.

5.3         Filing. Upon Spin-off approval by the shareholders of Nova Pontocom, by the shareholders Via Varejo and CBD and by the partners of QE Participações and Camberra Participações, the management of the Receiving Companies shall file and publish all acts related to the Spin-off, pursuant to Article 229, paragraph 4, of the Brazilian Corporate Law.

5.4         Applicable law. This Protocol shall be governed by and construed in accordance with the laws of the Federative Republic of Brazil.

5.5         Recommendation. In light of the foregoing, including all requirements provided for in Articles 224 and 225 of the Brazilian Corporate Law, the Spin-off is deemed to meet the interests of the Parties and its shareholders, reason by which the implementation thereof is hereby recommended.

IN WITNESS WHEREOF, the Parties execute this Protocol and Justification of Total Spin-off in fifteen (15) counterparts, same in content and form, in the presence of the two (2) undersigned witnesses.

São Paulo, 3 December, 2015.

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

_________________________________ Peter Paul Lorenço Estermann Officer

VIA VAREJO S.A.

_________________________________ Peter Paul Lorenço Estermann Chief Executive Officer	____________________________________ Marcelo Lopes Vice-President Officer

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

_________________________________ Ronaldo Iabrudi dos Santos Pereira Chief Executive Officer	____________________________________ Christophe José Hidalgo Vice-President and Finance Officer

QE PARTICIPAÇÕES LTDA.

_________________________________ Eduardo Khair Chalita Manager

CAMBERRA PARTICIPAÇÕES LTDA.

_________________________________ Regis Borghi Manager	____________________________________ Vicente Rodrigues de Rezende Filho Manager

Witnesses:

Name: ID (RG): CPF/MF:	Nome: ID (RG): CPF/MF:

EXHIBIT 3.2
Appraisal Report of Spin-off Assets

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Appraisal Report based on book value for purposes of total spin-off with merger   Nov.05.15    1 00 080/15

Dear Shareholders of

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. COMPANY BRASILEIRA DE DISTRIBUIÇÃO

VIA VAREJO S.A.

MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, audit and advisory firm, enrolled with the Regional Accounting Council of the State of São Paulo under n° 2SP000233/O-3 and with the National Corporate Taxpayers’ Registry under n° 62.657.242/0001-00, headquartered at Av. Brigadeiro Faria Lima, 1893 - 6° andar, Jardim Paulistano, São Paulo, SP, appointed by you as the appraiser responsible for the appraisal of the net worth of Nova Pontocom Comércio Eletrônico S.A., for purposes of total spin-off and merger of the spun-off portions into the net worth of Companhia Brasileira de Distribuição, Via Varejo S.A., Holding 1 and Holding 2, upon compliance with the necessary diligences and verifications to perform the work, presents the attached

Appraisal Report

In which terms, we subscribe. São Paulo, 5 November 2015

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

APPRAISAL REPORT

INTRODUCTION

1.        Grupo Pão de Açúcar is undertaking a reorganization whereby, according to the managements of NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A. (NOVA PONTOCOM or SPUN-OFF COMPANY) and RECEIVING COMPANIES, COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (CBD), VIA VAREJO S.A. (VIA VAREJO), HOLDING 1 and HOLDING 2, the Spin-off will trigger the transfer and the subsequent merger of the total assets and liabilities of NOVA PONTOCOM, which will result in equity and financial benefits to the Parties and optimize the corporate structure of the group to which these companies belong, as it allows each of the Parties to have more autonomy and flexibility in the management of their investments.

2.        HOLDINGS 1 and 2, which will incoporate a portion of the net assets were in process of incorporation at the time of preparation of this report. Capital stock of the holdings shall be paid up by shares of NOVA PONTOCOM held by minority shareholders.

3.        Accordingly, the purpose of this Report is to determine the value of the net worth at book value to be spun-off, taking into consideration the financial condition of NOVA PONTOCOM as at 30 September 2015.

4.        The Report is issued in connection with the audit of the balance sheet of NOVA PONTOCOM prepared for such purpose as at 30 September 2015. The management is responsible for the preparation and appropriate presentation of these financial statements in accordance with accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, regardless if caused by fraud or error.

5.        The appraisal was conducted in accordance with Brazilian and international auditing rules. Such rules require the compliance with ethical rules by the auditors and that the audit is planned and performed with purposes to obtain reasonable assurance that the financial statements are free from material misstatement.

6.        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The chosen procedures depend on the auditor’s judgment, including the assessment of the risks of material misstatements of the financial statements, regardless if caused by fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and appropriate presentation of the financial statements in order to design audit procedures that are adequate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness  of  accounting  policies  used  and  the  reasonableness  of  accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

7.        We believe that the audit evidence obtained is enough and appropriate to support the opinion.

FINANCIAL CONDITION OF NOVA PONTOCOM

8.        The assessment is carried out at book value, as set forth in article 226 of Law 6404/76, and based on the financial condition reflected in the Balance Sheet as at 30 September 2015, included as EXHIBIT 1 and whose financial condition of negative equity is broken down as follows:

ASSETS	236,205,960.79
(-) LIABILITIES	250,692,486.65
NEGATIVE EQUITY	(14,486,525.86)

9.        Such balance sheet was prepared in accordance with accounting practices adopted in Brazil and considered, for purposes of assessment, that the company shall continue as a going concern. EXHIBIT 2 describes the main accounting practices and policies adopted by NOVA PONTOCOM.

10.     NOVA PONTOCOM maintains its accounting records in a regular manner in own books and the balances are duly recorded and reconciled.

11.     In NOVA PONTOCOM’s assets there are tax credits arising from accumulated losses, net of the provision for impairment loss of these assets, in the amount of R$ 4,014,222.34 (four million, fourteen thousand, two hundred and twenty-two and thirty-four cents). As this balance cannot be offset against the RECEIVING COMPANIES’ profit, this balance shall be reduced to zero. Such adjustment was adopted in this Report and is described in EXHIBIT 3 hereto.

12.    In assets, there is also a credit arising from deferred temporary differences, which shall be adjusted to reflect the benefit that shall be transferred, which reduces the balance by R$1,375,225.63.

13.     On 5 November 2015, management used a portion of the balance of the loan agreements entered with shareholders Companhia Brasileira de Distribuição and Via Varejo to partially offset accumulated losses. This offset is in the amount of R$ 19,885,973.83 (nineteen million, eight hundred and eighty-five thousand, nine hundred and seventy-three Reais and eighty-three cents), out of which R$ 10,895,645.22 (ten million, eight hundred and ninety-five thousand, six hundred and forty-five Reais and twenty-two cents) against CBD and R$ 8,990,328.61 (eight million, nine hundred and ninety thousand, three hundred and twenty-eight Reais and sixty-one cents) against Via Varejo.

14.     The SPUN-OFF COMPANY has a current account balance with CBD, in the amount of

R$2,406,046.80 (two million, four hundred and six thousand, forty-six Reais and eighty cents). This balance shall be offset upon merger and shall not impact the RECEIVING COMPANY’s net worth.

15.     In liabilities, the SPUN-OFF COMPANY has credits arising from loan agreements with CBD, in the total amount of, after the adjustment referred to in paragraph 13, R$ 88,982,827.52 (eighty-eight million, nine hundred and eighty-two thousand, eight hundred and twenty-seven Reais and fifty-two cents) and with VIA VAREJO, in the total amount of R$ 74,876,159.77 (seventy-four million, eight hundred and seventy-six thousand, one hundred and fifty-nine Reais and seventy-seven cents). These balances shall be offset upon merger and shall not impact the RECEIVING COMPANIES’ net worth.

16.     By virtue of the adjustments described in paragraphs 11, 12 and 13, the financial condition of NOVA PONTOCOM, as at 30 September 2015, for purposes of spin-off, is described in EXHIBIT 4 and is summarized as follows:

ASSETS	230,816,512.82
(-) LIABILITIES	230,806,512.82
SHAREHOLDERS' EQUITY	10,000.00

17.     The capital stock of NOVA PONTOCOM amounts to R$ 50,741,294.71 (fifty million, seven hundred and forty-one thousand, two hundred and ninety-four Reais and seventy-one cents) and is divided into 60,692,838 (sixty million, six hundred and ninety-two thousand and eight hundred and thirty-eight) shares, distributed as follows:

18.      Based on the restated balance sheet of NOVAPONTOCOM, on the spin-off is based, the equity value of ihares is R$ 0,000165.

Caption:

Valor patrimonial das ações – Equity value of the shares

Valor do passive a descoberto – Value of insufficiency of assets

Quantidade de ações - Number of Shares.

EFFECT OF THE SPIN-OFF ON NOVA PONTOCOM

19.     As a result of the spin-off, NOVA PONTOCOM shall be extinct, and its net assets shall be absorbed by the RECEIVING COMPANIES, as set forth in EXHIBIT 4.

Shares held by CBD, VIA VAREJO, HOLDING 1 and HOLDING 2, equal to the spin-off shall

20.

be forfeited and replaced with assets and liabilities incorporated thereby.

EFFECT OF THE MERGER ON CBD

21.     CBD absorbs part of the net worth of NOVA PONTOCOM in the amount of R$5,320.34 (five thousand, three hundred and twenty Reais and thirty-four cents), as demonstrated in EXHIBIT 4.

22.     NOVA PONTOCOM’s shares held by CBD shall be cancelled and replaced with assets and liabilities incorporated thereby, while CBD’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets incorporated hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON VIA VAREJO

23.     VIA VAREJO absorbs part of the net worth of NOVA PONTOCOM in the amount of R$4,389.97 (four thousand, three hundred and eighty-nine Reais and ninety-six cents).

24.     NOVA PONTOCOM’s shares held by VIA VAREJO shall be cancelled and replaced with assets and liabilities incorporated thereby, while VIA VAREJO’s interest in NOVA PONTOCOM is extinguished, in the exact amount of the net assets absorbed hereby, without any impact on its net worth.

EFFECT OF THE MERGER ON HOLDING 1

25.     HOLDING 1 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$272.27 (two hundred and seventy-two Reais and twenty-seven cents), as demonstrated in EXHIBIT 4.

The shares of NOVA PONTOCOM held by HOLDING 1 will be replaced and forfeited by the assets

26.

and liabilities incorporated thereby, at the same time as the interest of HOLDING 1 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset absorbed, without any impact in its net asset.

EFFECT OF THE MERGER ON VIA HOLDING 2

27.    HOLDING 2 absorbs part of the net worth of NOVA PONTOCOM in the amount of R$17.42 (seventeen Reais and forty-two cents), as demonstrated in EXHIBIT 4.

28.      The shares of NOVA PONTOCOM held by HOLDING 2 will be replaced and forfeited by the assets and liabilities incorporated thereby, at the same time as the interest of HOLDING 2 in NOVA PONTOCOM will be extinct, at the exact amount of the net asset incorporated, without any impact in its asset.

CONCLUSION

29.        Given the findings and statements, it can be concluded that the Spun-Off Company’s installment of NOVA PONTOCOM on 30 September 2015, transferred to COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, to VIA VAREJO S.A., and to two new Holdings, represents an adjusted net worth of R$10,000.00 (ten thousand Reais) and is in compliance with article 226 of Law 6,404/76.

REPRESENTATIONS

30.     The appraisal expert expressly represents that she has no interest, directly or indirectly, in NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A., in COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, in VIA VAREJO S.A., in HOLDING 1 and in HOLDING 2 or even in the transaction, and that there is no other circumstance that could characterize a conflict of interest. She also informs that the managers of NOVA PONTOCOM, CBD, and VIA VAREJO did not limit, difficult, or perform any acts that could have compromised the access, use, or knowledge of information, properties, documents, or work methods relevant to the quality of the respective conclusions.

This Report is issued in six (6) counterparts and has seven (7) pages and four (4) exhibits, printed on just one side and initialed by the undersigned expert.

São Paulo, 5 November 2015.

MAGALHÃES ANDRADE S/S

Independent Auditors CRC2SP000233/O-3

[signature]

GUY ALMEIDA ANDRADE

Partner

Accountant CRC1SP116758/O-6

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 1

Balance Sheet as of 09.30.2015 (amounts in Reais) ASSETS

Current
Judicial Deposits	3,124,729.26
Recoverable PIS	4,250,121.39
Recoverable COFINS	20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21
Recoverable INSS	491,684.76

Total Current Assets	31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)
Credit Receivables - CBD	2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)
Deferred Income Tax - Temporary Differences	1,448,086.98
PIS	47,384,918.22
COFINS	214,248,882.40
Equity Interests - CNova	(77,483,243.53)
Equity Interests - Lux Co.	12,295,904.46
Equity Interest at CDiscount	52,296.12
Total non-current assets	204,367,113.75

TOTAL ASSETS	236,205,960.79

LIABILITIES AND NET WORTH
LIABILITIES

Non-current
Obligations Extra.COm	5,517,241.38
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06
Other Provisions	214,298.09
Provisions for Contingencies	4,415,252.59
Indemnification Assets	(4,415,252.59)
Loan Agreement - CBD	76,144,039.11
Loan Agreement - Via Varejo	63,937,417.39
Interest without Loan Agreement - CBD-NPC	23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99
TOTAL LIABILITIES	250,692,486.65
NET WORTH
Paid-up Capital Stock	50,741,294.71
Equity Method	165,853.33
Capital Reserve	6,120,324.11
Legal Reserve	404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33
Fair Value - Financial Assets	8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21
CN Stock Option Reserve	7,166,617.12
Discount Stock Option Reserve	5,248,080.01
Shares Held in Treasury	(742,846.83)
Pension Plan - CDiscount	(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)

TOTAL NET WORTH	(14,486,525.86)

TOTAL LIABILITIES AND NET WORTH	236,205,960.79

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

EXHIBIT 2

Main Accounting Practices and Policies

1.          Accounting rules

The financial statements were prepared pursuant to the rules issued by the Brazilian Accounting Pronouncements Committee – CPC and approved by the Federal Accounting Council – CFC.

The financial statements were prepared based on the historical cost, except for certain financial instruments, measured at the fair value.

The financial statements  are submitted  in Real, which  is  the functional currency  and the presentation currency of the Company and its subsidiaries.

2.          Preparation and presentation basis

2.1.        Use of judgments and estimates

The preparation of the Company’s financial statements requires management to use judgments, estimates, and assumptions that affect the stated amounts of revenues, expenses, assets, liabilities, and their relevant disclosure, in addition to the disclosure of the contingent liabilities. Uncertainties regarding such assumptions and estimates may deliver results that require material adjustments to the carrying amount of affected assets or liabilities in future fiscal years.

Trials

In the process of enforcing the Company’s accounting policies, Management adopted the following judgments, which significantly affected the amounts recognized in the financial statements:

Estimates and assumptions

We describe below the main assumptions with respect to future sources and other main sources of uncertainty in the estimates on the date of the balance sheet that may pose a significant risk of requirement of material adjustments to the carrying amounts of assets and liabilities during the next fiscal year. The Company based its assumptions and estimates on metrics available at the time of the preparation of the financial  statements. However, the real circumstances  and assumptions regarding future developments may vary according to changes in the market or circumstances beyond the control of the Company. Such changes are reflected on the assumptions as they occur.

2.   Preparation and presentation basis (Continued)

2.1.       Use of judgments and estimates (Continued)

a)                       Impairment of non-financial assets

The impairment occurs when the carrying amount of an asset or a cash generating unit exceeds its recoverable amount, which is the higher of the fair value, less any disposal costs, and its value in use. For this closing, the Company performed no impairment tests, which shall be performed as of the end of the year, but there is no evidence of change in the business environment that leaves room to the reversal of the recoverability of the assets.

b)                       Tax credits (PIS, COFINS, and ICMS)

The Company is subject to the methodology for tax debits and credits that may accrue under the applicable laws and regulations. Management took into account the possibilities of realizing the tax credits based on the technical feasibility study on the future realization of taxes, considering the ongoing spin-off and the use of such balances by the RECEIVING COMPANIES.

c)   Provision for judicial claims

The Company is a party to several legal and administrative proceedings. The provisions for legal demands are made for all actions likely to give rise to resolution expenses. The assessment of the probability of loss includes assessment of the available evidence, law hierarchy, available case law, the most recent court decisions and their legal relevance, as well as assessment by outside counsel. Management believes that the provisions for tax, civil, and labor demands are properly presented in the consolidated separate financial statements.

d)                       Stock-based compensation

The Company measures the cost of stock-based compensation to employees based on the fair value of the equity instruments at the granting date.

The estimated Fair Value of stock-based compensation transactions requires choice of the most suitable assessment regime, depending on the terms and conditions of the award. This estimate also requires choice of the most suitable sources to be used in the assessment model, including the expected useful life of the share option, the volatility, and the dividend yield, in addition to the use of assumptions in this regard.

3.          Main accounting policies

3.1   Controlled companies

The Company is deemed to be in control when it is exposed or holds rights to varied returns resulting from its engagement with the invested company and when it is able to influence such returns through its power over the invested company.

Specifically, the Company is deemed the parent of an investee only when the Company:

•          Has power over the invested company (that is, existing rights ensuring the ability to control the investee’s relevant activities);

•          Is exposed or holds rights to varied returns resulting from its engagement with the investee;

and

•                            Can use its power over the investee to influence its returns.

In the events the Company holds a non-controlling interest in the decisions or other rights to an invested company, the Company takes into account all relevant facts and circumstances when analyzing its power over an invested company, such as:

•                            Contractual agreements with other holders of voting rights in the invested company;

•                            Rights arising from contractual agreements;

•                            The Company’s voting rights and potential voting rights.

The Company reassesses its position of parent of an invested company or the absence of such position if the facts and circumstances indicate changes in one or more of these three control elements.

On 30 September 2015, only LuxCo. is deemed a controlled company, in which the Company holds interest of 95.13% of the capital stock. In case of the other invested companies, the Company is a member of the controlling group, but it holds an interest lower than 50%.

The amount of the investment in these controlled companies is assessed through the Equity Method, based on the invested companies’ financial statements as of September 30, 2015.

3.2.  Impairment of non-current assets

The intangible assets with indefinite useful life are tested for impairment at least once a year, on

31 December, or when there is any sign of impairment. Other assets are also tested for impairment whenever there is any sign thereof.

3. Main accounting policies (Continued)

3.2.  Impairment of non-current assets (Continued) Cash-Generating Units (CGUs)

A cash generation unit is the smaller group of assets generating cash, which assets are, most of the times, independent from the cash of other assets or group of assets.

Impairment indicators

In addition to the external sources of data monitored by the Company (economic environment, asset market value, etc.), the operational performance is used as an impairment indicator.

Recoverable amount

The recoverable amount of an asset is the higher of its fair value, less selling costs, and its value in use. It is usually determined on an individual basis for each asset. In case such determination is not possible, the recoverable amount of the CGU group to which the asset belongs is used.

Fair Value is the price that would be received for the sale of an asset or paid for the transfer of a liability in an ordinary transaction between market players on the date of measurement.

The value in use is the present value of the expected future cash flows from the continuous use of an asset, plus a terminal value. It is assessed internally or by external experts based on:

•          forecasted cash flows contained in the business plan or budgets with maximum time horizon of five years. Cash flows beyond the forecast period are estimated through application of a constant or decreasing growth rate;

•          the terminal value is determined through application of a perpetual growth rate until the end of the forecasted cash flow. The cash flows and terminal value are discounted at long-term rates, net of taxes, reflecting the market estimates of the temporal cash value and specific risks related to the assets.

Reduction to recoverable value (impairment)

Impairment losses are recognized when the book value of an asset or CGU to which it belongs is higher than its recoverable amount. Impairment losses are accounted for as expenses in the item “Asset impairment loss”.

3. Main accounting policies (Continued)

3.2.        Impairment of non-current assets (Continued) Impairment (impairment) (Continued)

Impairment losses recognized in a previous period are reversed if, and only if, there were changes in the estimates used to determine the recoverable amount of the assets since the last recognition of an impairment loss. However, the increase in the book value of an asset due to the reversed impairment losses may not exceed the book value that would have been assessed if no impairment loss of the asset had been recognized in previous years.

On 30 September 2015, the Company had no intangible assets.

3.3.   Net equity

Stock-based compensation

Employees (including senior executives of the Company) may receive share call options and share awards.

The benefit granted through share option plans, assessed at the fair value upon award, corresponds to an additional compensation. The fair value of the options on the date of the award is recognized as employee benefit expenses during the vesting period.

The fair value of the options is determined through the Black & Scholes option pricing model,

based on the characteristics of the plan, market data (including the market price of the shares subject to the options, volatility of the share price, and risk-free interest rate) on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable.

The fair value of the share awards is also determined based on the characteristics of the plan, market data on the date of the award, and on assumptions related to the probability of keeping the relationship of the beneficiaries with the Company until the options become exercisable. In the event there are no restrictions on the exercise related to the share award plan, the expense is fully recognized upon creation of the plan. Otherwise the expense is deferred throughout the vesting period, as long as the conditions to exercise are satisfied.

3. Main accounting policies (Continued)

3.3.          Net worth (Continued) Dividends

When applicable to the distribution of dividends to shareholders of the Company, it is recognized as liabilities in the end of the year, based on the mandatory minimum dividends defined in the bylaws. Any amounts exceeding the minimum dividends shall be accounted for only on the date on which such additional dividends are approved by the shareholders of the Company.

3.4.   Financial liabilities Definitions

Financial liabilities are classified under the category of loans recognized at the amortized cost.

Financial liabilities are classified as current liabilities, if they expire within one year, or non-current liabilities, if their expiration date is within more than one year.

Recognition and measurement of financial liabilities

a)                            Financial liabilities recognized at the amortized cost

The loan agreements with related parties are recognized at the amortized cost through the effective interest rate method.

b)       Financial liabilities recognized at fair value through profit or loss

Financial liabilities that the Company intends to maintain for negotiation in the short term. They are measured at the fair value, and any gains or losses arising from reassessment of the fair value are recognized in the income statement. On 30 September 2015, the Company has no financial liabilities under this classification.

3.5.          Other Provisions

Provisions are made when the Company has a (legal or constructive) present obligation resulting from a past event, which amount may be reliably estimated and when there is a probability of outflow of resources that incorporate economic benefits for acquittance of the obligation. The provisions are discounted when the related adjustment is material.

3. Main accounting policies (Continued)

3.5.          Other Provisions (Continued)

Contingent liabilities correspond to a potential obligation that results from past events and which existence shall be confirmed only by the occurrence, or lack of it, of one or more uncertain future events not completely under control of the Company, or present obligations for which no outflow of resources that incorporate economic benefits for acquittance of the obligation are expected. Contingent liabilities are not recognized in the balance sheet, but are disclosed in a note to the financial statements.

3.6.          Classification of the assets and liabilities as current and non-current

The assets expected to be realized or that the Company intends to sell or consume during the regular cycle of its operations or within twelve months of the date of the balance sheet are classified as current assets, together with the assets kept with the main purpose of trading and cash and cash equivalents. The other assets are classified as “non-current assets”. The liabilities expected to be settled during the regular cycle of operations of the Company or within twelve months of the date of the balance sheet are classified as current liabilities. The regular cycle of operations of the Company is of 12 months.

All receivable or payable deferred taxes are classified as non-current assets or liabilities.

3.7.    Taxes.

Current Income Tax

Current tax assets and liabilities for the current year are defined at the expected recovery amount or the amount to be paid to the tax authorities.

The current income tax related to items directly recognized as shareholder’s equity, when applicable, is recognized in the shareholders’ equity, rather than in the income statement. Management assesses, from time to time, the positions accounted for in the tax returns with respect to situations in which the applicable tax laws and regulations are subject to interpretations and makes provisions when appropriate.

The taxation on the income comprises the Corporate Income Tax (“IRPJ”) and the Social Contribution on Net Profits (“CSLL”) and is calculated by the taxable income regime (adjusted profit) at the applicable rates pursuant to the current laws and regulations: 15% on the taxable income and additional 10% on what exceeds R$240 in taxable income per year, for IRPJ, and 9% for CSLL.

Main Accounting Practices and Policies

3. Main accounting policies (Continued)

3.7.     Taxes (Continued) Deferred income tax

The deferred taxes are recognized according to the balance sheet. They are calculated by the liability method, which consists in the adjustment of the deferred taxes recognized in previous years due to any changes in the income tax rate.

The deferred tax assets correspond to future tax benefits arising from deductible temporary differences and certain adjustments with expected recovery.

The deferred tax liabilities are fully recognized for:

•          temporary tax differences, except when the deferred tax liability results from recognition of a non-deductible goodwill impairment loss or from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, has no impact on the accounting profit or on the taxable profit or tax loss; and

•          temporary tax differences related to investments in controlled companies, except when the Company is the parent at the time of reversal of the difference and if the reversal is not likely to occur in the near future.

EXHIBIT 3

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Adjusted balance sheet (amounts in Reais)

		Adjustments
	Balance as of 09.30.2015	Debt.	Credit	Adjusted balance
ASSETS
Current
Judicial Deposits	3,124,729.26			3,124,729.26
Recoverable PIS	4,250,121.39			4,250,121.39
Recoverable COFINS	20,567,217.42			20,567,217.42
Income Tax to be Refunded/Offset	3,405,094.21			3,405,094.21
Recoverable INSS	491,684.76			491,684.76
Total Current Assets	31,838,847.04			31,838,847.04
Non-current
Credit Receivables - Globex	(0.04)			(0.04)
Credit Receivables - CBD	2,406,046.80			2,406,046.80
Deferred Income Tax - Tax Loss	12,951,887.15		12,951,887.15	-
Provision for Loss - Deferred Income Tax - Tax Loss	(8,937,664.81)	8,937,664.81		-
Deferred Income Tax - Temporary Differences	1,448,086.98		1,375,225.63	72,861.35
PIS	47,384,918.22			47,384,918.22
COFINS	214,248,882.40			214,248,882.40
Equity Interests - CNova	(77,483,243.53)			(77,483,243.53)
Equity Interests - CDiscount	52,296.12			52,296.12
Equity Interest at - Lux Co.	12,295,904.46			12,295,904.46
Total non-current assets	204,367,113.75			198,977,665.78
TOTAL ASSETS	236,205,960.79			230,816,512.82
LIABILITIES AND NET WORTH
LIABILITIES
Non-Current
Obligations Extra.COm	5,517,241.38			5,517,241.38

NPC - Brussels (Reimbursement of Expenses)	61,215,986.06			61,215,986.06
Other Provisions	214,298.09			214,298.09
Provisions for Contingencies	4,415,252.59			4,415,252.59
Indemnification Assets	(4,415,252.59)			(4,415,252.59)
Loan Agreement - CBD	76,144,039.11	10,895,645.22		65,248,393.89
Loan Agreement - Via Varejo	63,937,417.39	8,990,328.61		54,947,088.78
Interest without Loan Agreement - CBD-NPC	23,734,433.63			23,734,433.63
Interest without Loan Agreement - Via Varejo	19,929,070.99			19,929,070.99
TOTAL LIABILITIES	250,692,486.65			230,806,512.82
NET WORTH
Paid-up Capital Stock	50,741,294.71			50,741,294.71
Equity Method	165,853.33			165,853.33
Capital Reserve	6,120,324.11			6,120,324.11
Legal Reserve	404,762.17			404,762.17
Transactions with non-controlling shareholders NPC	320,613,633.33			320,613,633.33
Fair Value - Financial Assets	8,585.88			8,585.88
Profit (Loss) in the Corporate Interest	(15,871,321.17)			(15,871,321.17)
Accumulated Profit (Loss)	(295,506,586.68)	14,327,112.78	28,823,638.64	(281,010,060.82)
Equity Valuation Adjustment (Law 11.638/07)	21,697,831.21			21,697,831.21
CN Stock Option Reserve	7,166,617.12			7,166,617.12
Discount Stock Option Reserve	5,248,080.01			5,248,080.01
Shares Held in Treasury	(742,846.83)			(742,846.83)
Pension Plan - Discount	(1,531,120.81)			(1,531,120.81)
Accumulated Conversion Adjustments	(113,001,632.24)			(113,001,632.24)
TOTAL NET WORTH	(14,486,525.86)			10,000.00
TOTAL LIABILITIES AND NET WORTH	236,205,960.79	43,150,751.42	43,150,751.42	230,816,512.82

EXHIBIT 4

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
ASSETS
Current
Judicial Deposits	3,124,729.26
Recoverable PIS	2,328,667.19	1,921,454.20
Recoverable COFINS	11,268,902.70	9,298,314.72
Income Tax to be Refunded/Offset	778,745.01	642,566.22	1,864,496.60	119,286.38
Recoverable INSS	491,684.76
Total Current Assets	17,992,728.92	11,862,335.14	1,864,496.60	119,286.38
Non-current
Credit Receivables - Globex	-	(0.04)	-	-
Credit Receivables - CBD	2,406,046.80	-	-	-
Deferred Income Tax - Tax Loss	-	-	-	-
Provision for Loss - Deferred Income Tax - Tax Loss	-	-	-	-
Deferred Income Tax - Temporary Differences	72,861.35	-	-	-
PIS	30,751,198.61	16,633,719.61	-	-
COFINS	139,040,230.13	75,208,652.27	-	-
Equity Interests - CNova	(40,835,126.31)	(34,288,596.34)	(2,217,641.10)	(141,879.78)
Equity Interests - CDiscount	27,561.04	23,142.56	1,496.76	95.76
Equity Interest at - Lux Co.	6,480,172.86	5,441,296.54	351,920.00	22,515.07
Total non-current assets	137,942,944.48	63,018,214.60	(1,864,224.34)	(119,268.96)
TOTAL ASSETS	155,935,673.39	74,880,549.74	272.26	17.42

EXHIBIT 4 (Continued)

NOVA PONTOCOM COMÉRCIO ELETRÔNICO S.A.

Net Assets attributed to RECEIVING COMPANIES (amounts in Reais)

	Spun-off portions to be acquired by
	CBD	Via Varejo	Holding 1	Holding 2
LIABILITIES AND NET WORTH
LIABILITIES
Non-current
Obligations Extra.COm	5,517,241.38	-	-	-
NPC - Brussels (Reimbursement of Expenses)	61,215,986.06	-	-	-
Other Provisions	214,298.09	-	-	-
Provisions for Contingencies	4,415,252.59	-	-	-
Indemnification Assets	(4,415,252.59)	-	-	-
Loan Agreement - CBD	65,248,393.89	-	-	-
Loan Agreement - Via Varejo	-	54,947,088.78	-	-
Interest without Loan Agreement - CBD-NPC	23,734,433.63	-	-	-
Interest without Loan Agreement - Via Varejo	-	19,929,070.99	-	-
TOTAL LIABILITIES	155,930,353.05	74,876,159.77	-	-
NET WORTH.
Paid-up Capital Stock	26,996,096.19	22,275,294.71	1,381,517.43	88,386.38
Equity Method	90,872.05	74,981.28	-	-
Capital Reserve	3,353,362.98	2,766,961.13	-	-
Legal Reserve	221,771.67	182,990.50	-	-
Transactions with non-controlling shareholders NPC	175,666,169.08	144,947,464.25	-	-
Fair Value - Financial Assets	4,704.26	3,881.62	-	-
Profit (Loss) in the Corporate Interest	(8,695,993.86)	(7,175,327.31)	-	-
Accumulated Profit (Loss)	(153,568,929.43)	(126,714,364.10)	(683,066.25)	(43,701.05)
Equity Valuation Adjustment (Law 11.638/07)	11,888,374.32	9,809,456.89	-	-
CN Stock Option Reserve	3,926,633.32	3,239,983.80	-	-

Discount Stock Option Reserve	2,875,455.11	2,372,624.90	-	-
Shares Held in Treasury	-	-	(698,178.91)	(44,667.92)
Pension Plan - Discount	(838,910.45)	(692,210.36)	-	-
Accumulated Conversion Adjustments	(61,914,284.89)	(51,087,347.35)	-	-
TOTAL OF NET WORTH	5,320.34	4,389.97	272.27	17.42
TOTAL LIABILITIES AND NET WORTH	155,935,673.39	74,880,549.74	272.27	17.42

EXHIBIT 4.1.2(vii)

Agreements entered into between Nova Pontocom and Via Varejo and entered into between Nova Pontocom and CBD which will be liquidated by means of equity merger

Agreements entered into between Nova Pontocom and Via Varejo:

1.             Loan Agreement dated 18 July 2011, in the amount of R$ 37,212,560.70 (thirty-seven million, two hundred and twelve thousand, five hundred and sixty reais and seventy cents), with loan date established as of 6 February 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount; and

2.             Loan Agreement dated 18 July 2011, in the amount of R$ 26,724,856.67 (twenty-six million, seven hundred twenty-four thousand, eight hundred fifty-six reais and sixty seven cents), with loan date established as of 25 April 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount.

Agreements entered into between Nova Pontocom and CBD:

3.             Loan Agreement dated 18 July 2011, in the amount of R$ 44,317,348.02 (forty-four million, three hundred and seventeen thousand, three hundred forty-eight reais and two cents), with loan date established as of 6 February 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount; and

4.             Loan Agreement dated 18 July 2011, in the amount of R$ 31,826,691.09 (thirty-one million, eight hundred twenty-six thousand, six hundred ninety-one reais and nine cents), with loan date established as of 25 April 2013, and payment date established as of 6 February 2014, extended to 6 February 2017, secured by promissory note in the same amount.

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 7, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.